1092692
333-10988

P.E 3-11-02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Globe Telecom Inc.
(Exact name of Registrant as specified in its Charter)

2/F Globe Telecom Plaza
Pioneer Corner Madison Street
1552 Mandaluyong City
Philippines
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

This report on Form 6-K contains a press release, reporting the financial results for the second quarter of fiscal year 2002 ended June 30, 2001.

GLOBE TELECOM

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the Period Ended 30 June 2001

In this report, references to "Globe" are to the parent company, Globe Telecom, Inc., while references to "Islacom" are to the subsidiary, Isla Communications, Inc. and references to "Globe-Islacom" are to the consolidated entity. On 29 June 2001, Ayala Corporation, Singapore Telecom International Pte Ltd., a wholly-owned subsidiary of SingTel, and DeTeAsia Holding GmbH, a wholly-owned subsidiary of Deutsche Telekom, marked the financial closing of the combination of Globe and Islacom with the listing of the new Globe shares swapped in accordance with the share swap arrangements that have been completed. The transactions have made Islacom a 100% subsidiary of Globe Telecom. Succeeding discussions will focus on the performance of Globe and Islacom on a stand-alone basis. The consolidated entity is discussed under liquidity and cash flow portions. Subsequent quarterly reports will include consolidated operating highlights.

Financial Highlights (Globe)	As of and For the Six Months Ended 30 June	
	2001	2000
Profit & Loss Data (in Million Pesos)		
Net Operating Revenues	15,447.0	8,366.6
Costs and Expenses	10,885.6	6,890.9
EBITDA	6,728.4	2,928.2
EBIT	4,561.4	1,475.7
Net Income	2,552.9	620.8
Balance Sheet Data (in Million Pesos)		
Total Assets	95,475.1	45,152.6
Total Gross Debt	36,838.8	18,251.9
Total Stockholders' Equity	39,786.2	14,173.8
Financial Ratios (x)		
Gross Debt to EBITDA	2.74	3.11
Interest Cover (Gross)	4.06	3.25
Gross Debt to Equity	0.93	1.29
Debt to Total Capitalization (Book)	0.48	0.56
Debt to Total Capitalization (Market)	0.33	0.26
Other Data		
Net cash provided by Operating Activities (in Million Pesos)	5,399.6	4,041.6
Capital Expenditures (in Million Pesos)	9,737.7	6,650.9
Net Receivable Days	49.0	48.0
Peso/Dollar Exchange Rate (in Pesos)	52.428	43.253
No. of Employees	3,373	2,724

Operating Revenues

For the first six months of 2001, Globe Telecom (Globe) had total net operating revenues of ₱15,447.0 million, an 84.6% increase from ₱8,366.6 million for the same period in 2000. Net operating revenues include the value of all telecommunications services provided which are recognized when earned and stated net of the share of other telecommunications carriers under existing correspondent or interconnection agreements.

The table below shows the comparative breakdown of the Company's net revenues for the first six months of 2001 and 2000, and a summary of contribution to net revenues: [1]

	For the Six Months Ended 30 June			
	2001		2000	
In Million Pesos:	Net Operating Revenues	% Contribution to Total	Net Operating Revenues	% Contribution to Total
Wireless Services	12,830.5	83.1	6,577.7	78.6
Voice	10,200.0	66.0	5,650.6	67.5
Data	2,630.5	17.1	927.1	11.1
Wireline Services	1,586.5	10.3	1,239.5	14.9
Voice	1,111.8	7.2	866.4	10.4
Data	474.7	3.1	373.1	4.5
Carrier Services	1,030.0	6.6	549.4	6.5
Net Operating Revenues	15,447.0	100.0	8,366.6	100.0

[1] Total interconnection charges or payouts declined to 20.3% of gross service revenues in the first half of 2001, from 23.6% for the same period in 2000, due to the growth in traffic maintained within Globe's internal network and the growth in other service revenues which do not involve interconnection payments to other carriers.

Wireless Services

Globe provides nationwide wireless communications services under the brand name *Globe Handyphone* using its GSM network. Wireless net operating revenues include: (1) fixed monthly charges including currency exchange rate adjustments (CERA), plus charges for local calls in excess of the free minutes for various *Globe Handyphone* postpaid plans; (2) airtime fees from the prepaid card service recognized upon the earlier of (a) actual usage of the airtime value of the prepaid card or (b) expiration of the unused value of the prepaid card, which occurs two months after activation, but excluding any usage of call cards originally provided by Globe without cash proceeds (free airtime call cards); (3) revenues generated from international and national long distance calls and international roaming calls, net of any interconnection fees to other carriers and transfer pricing charges to the carrier services group; (4) revenues from value-added services, mainly text messaging; (5) one-time registration fees for new subscriptions; and (6) proceeds from the sale of handsets, SIM cards and other phone accessories.

The related costs incurred in connection with the acquisition of subscribers are charged to operations under operating costs and expenses. The average subscriber acquisition cost (net of the value of free airtime call cards given as promotional items to dealers) is higher than the one-time registration fee collected from subscribers in all cases. One-time registration fees are essentially reimbursements of the cost of connecting a customer which is generally lower than the actual subscriber acquisition cost consisting mainly of commission paid to dealers, handset subsidies and advertising expenses. The corresponding acquisition costs of the handsets sold are recorded under operating cost and expenses in the income statement during the period they were incurred.

Revenues from prepaid cards are recorded net of the related value of free airtime call cards given as promotional items to dealers. While subscriber usage of free airtime call cards are not included in revenues, any payments to other carriers arising from the usage of free airtime call cards are recorded as part of total interconnection fees to other carriers. Revenues from the sale of prepaid cards are also recorded net of cash discounts.

	As of & for the Six Months Ended 30 June	
	2001	2000
Wireless Net Revenues (in Million Pesos)	12,830.5	6,577.7
Wireless Voice Revenues (in Million Pesos)	10,200.0	5,650.6
Wireless Data Revenues (in Million Pesos)	2,630.5	927.1
Wireless Data Revenues as a % of Wireless Net Revenues	20.5	14.1
Subscribers – Net (End of Period)	3,440,660	1,699,035
Postpaid	405,930	261,442
Prepaid	3,034,730	1,437,593
ARPU [1]-Net (in Pesos)		
Postpaid	1,643	1,874
Prepaid	465	443
Blended [2]	613	705
ARPU [3]-Gross (in Pesos)		
Postpaid	1,995	2,213
Prepaid	539	515
Blended [2]	723	826
Acquisition Cost (in Pesos) [4]		
Postpaid	3,844	4,520
Prepaid	183	605

[1] Average monthly net operating revenue per subscriber (ARPU) is computed by dividing the sum of fully-loaded net revenues (excluding one-time registration fees and proceeds from handset sales) for the postpaid or prepaid services with the average number of postpaid or prepaid subscribers for the period, divided by the number of months in the period. The average number of subscribers is defined as the straight average of the beginning and ending subscribers during the period. Wireless net revenues used in the computation of ARPU are fully-loaded by adding back the net revenue share of carrier services group in the International Long Distance (ILD) and National Long Distance (NLD) traffic generated by wireless subscribers.

[2] Blended ARPU is computed by dividing the sum of fully-loaded net revenues for the postpaid and prepaid services with the average number of postpaid and prepaid subscribers for the period, divided by the number of months in the period.

[3] Average monthly gross ARPU is calculated using gross postpaid and prepaid subscriber fully-loaded revenues without deducting any interconnection expenses and excluding non-recurring revenues such as proceeds from handset sales and one-time registration fees, divided by the average number of subscribers, divided by the number of months in the period. Gross prepaid subscriber revenues used is defined as fully-loaded subscriber revenues before interconnection expenses excluding proceeds from sale of handsets and free airtime call cards given as promotional items to dealers.

[4] Acquisition cost is comprised of handset subsidy, commission and marketing expense.

Wireless net operating revenues increased by ₱6,252.8 million or 95.1% to ₱12,830.5 million in the first half of 2001 from ₱6,577.7 million during the same period in 2000. The increase in wireless net operating revenues reflected strong subscriber growth in this business. Wireless service interconnection charges and payouts to other carriers declined to 10.8% of gross wireless revenues for the first six months of 2001, from 13.0% for the same period in 2000, primarily due to the growth in call traffic originating and terminating among Globe's subscribers. Revenues from wireless data services, 97.2% of which are from our Short Message Service (SMS), increased by 183.7% to ₱2,630.5 million in the first six months of 2001, from ₱927.1 million for the same period in 2000. Revenues from wireless data services accounted for 20.5% of wireless net revenues during the first half of 2001, an increase from 14.1% during the first half of 2000.

From 1,168 cellsites as of 31 December 2000, Globe has put up an additional 280 sites, bringing the total number of cellsites as of 30 June 2001 to 1,448. Globe has also increased the number of its Mobile Switching Centers (MSC), which provide the interconnectivity between mobile stations, and with other local and foreign telecommunications operators. From 14 MSCs as of 31 December 2000, this has grown to 20 MSCs as of 30 June 2001.

Wireless Services - Postpaid

Postpaid subscribers increased by 55.3% to 405,930 as of 30 June 2001, from 261,442 as of 30 June 2000. Net postpaid additions for the first six months of 2001 averaged at 9,004 per month, compared to 7,420 net postpaid additions per month for the same period last year. Net additions during the second quarter of 2001 averaged 10,196 new postpaid subscribers per month, up from 7,811 in the first quarter of 2001.

The net average monthly operating revenue (ARPU) per postpaid wireless subscriber declined by 12.3% to ₱1,643 in the first six months of 2001, from ₱1,874 in the first six months of 2000. The decline in net postpaid ARPU was mainly due to the decline in ILD rates, partly offsetting the increase in ILD minutes. ILD rates for wireless subscribers were further reduced in June 2000 to US$0.40 per minute (inclusive of the 10% overseas communication tax), regardless of time and destination, from a peak / off-peak rate of US$0.70 / US$0.50 per minute.

Globe's postpaid ARPU on a gross basis decreased 9.9% to ₱1,995 in the first six months of 2001 from ₱2,213 in the same period in 2000, due to the ILD rate reduction implemented beginning June 2000. The drop in gross postpaid ARPU is attributed to the decline in ILD rates which partially offset increased usage.

The acquisition cost per postpaid subscriber declined 15.0% to ₱3,844 in the first six months of 2001 from ₱4,520 in the first six months of 2000, due to the decrease in handset subsidies. For the first six months of 2001, handset subsidies accounted for 49.7% of acquisition costs, commissions 23.6% and advertising expenses 26.7%. For the same period in 2000, handset subsidies accounted for 64.3% of acquisition costs while commissions and advertising expenses accounted for 12.3% and 23.4%, respectively.

The average monthly churn rate for postpaid subscribers is defined as total disconnections net of reconnections divided by the average postpaid subscribers, divided by the number of months in the period. Postpaid churn rate averaged 1.6% per month in the first six months of 2001, slightly higher than the 1.3% reported for the first half of 2000, mainly due to company-initiated disconnections. For postpaid subscribers, permanent disconnections are made after a series of collection steps following non-payment. Such permanent disconnections generally occur within 90 days from statement date.

Wireless Services - Prepaid

Prepaid subscribers totaled 3,034,730 as of 30 June 2001, increasing by 111.1% from 1,437,593 as of 30 June 2000. Net prepaid additions averaged at 137,196 per month in the first semester of 2001, compared to 123,032 per month in the first semester of 2000. During the second quarter of 2001, average prepaid net additions per month was 161,405, up from 112,987 per month during the first quarter.

Globe activates a prepaid subscriber when the subscriber purchases a SIM card and turns it on for the first time. Subscribers can reload airtime value by purchasing prepaid cards, which are sold in denominations of ₱250, ₱500 and ₱1,000. When a prepaid subscriber loads airtime value into Globe's system, the subscriber has two months to use the value. When the airtime value is used up or expires, whichever comes earlier, the subscriber retains use of the wireless number to receive incoming calls for another four months. However, if the subscriber does not reload value even after another four months, the subscriber loses the wireless number and the account will be permanently disconnected. At that point, the subscriber is then considered as part of churn.

In March 2001, Globe repriced their SIM packs. Prepaid subscribers may avail of the 8K SIM card with a pre-loaded value of ₱300 for ₱690. The 8K SIM with a pre-loaded value of ₱500 is available for ₱890. Prepaid subscribers may also get the 32K SIM with a pre-loaded value of ₱300 for ₱990 and a 32K SIM (GlobeXplore) with a ₱500 pre-loaded value for ₱1,190. Postpaid subscribers may purchase the 16K SIM for ₱300 and the 32K SIM for ₱350.

Revenues from sale of prepaid cards are initially recognized as deferred revenues and are shown as part of accounts payable and accrued expenses in the balance sheet since service has not yet been rendered. Deferred revenues from the sale of prepaid cards amounted to ₱1,033.2 million as of 30 June 2001, compared to ₱677.8 million as of 30 June 2000. Revenue is recognized upon actual usage of the airtime value of the prepaid card or expiration of the unused value of the prepaid card, whichever comes earlier.

The net ARPU per prepaid subscriber was ₱465 for the first semester of 2001, up from ₱443 reported in the first six months of 2000. Net prepaid ARPU improved due to increased data usage per subscriber during the period. Globe's prepaid gross ARPU was ₱539 for the first semester of 2001, up from ₱515 for the same period in 2000.

The acquisition cost per prepaid subscriber declined to ₱183 for the first six months of 2001 from ₱605 for the same period in 2000 due mainly to the decline in handset subsidies and commissions. Of the total acquisition cost for the period, handset subsidies accounted for 25.7%, commissions 30.1% and advertisements 26.7%. Of the total wireless prepaid acquisition cost in the first six months of 2000, handset subsidy accounted for 41.5% of acquisition costs, commissions 46.6% and advertising costs 11.9%.

The cost of free airtime call cards given out as promotional items to dealers are excluded from the computation of total acquisition cost consistent with the non-recognition of the corresponding revenue related to the free airtime call cards. The corresponding interconnection payments due to other carriers generated by the subscriber usage of the free airtime call cards are recognized as incurred.

The actual average monthly churn rate for prepaid subscribers during the first half of 2001 rose to 2.3% from 1.4% during the same period last year, after recognizing churn arising from the airtime rebate given to prepaid subscribers in mid-October and November 2000. Subscribers who may have ended up as churn had their SIM card expiries extended due to the airtime rebate. Most of the churn related to the rebate occurred in March and April 2001. Without the rebate offer, the average monthly churn rate for prepaid subscribers during the first half of 2001 would have been 1.7%.

Wireline Services – Voice

Globe provides wireline voice communication services, including local, national long distance, international long distance and other value-added services, under the brand name *Globelines*. Globe provides wireline voice services in three specific geographic areas in the Philippines, including parts of Metropolitan Manila, the Calabarzon region and Central Mindanao.

Wireline communication service revenues consist of: (1) monthly service fees including CERA; (2) installation charges and other one-time fees associated with the establishment of the service; (3) revenues from international and national long distance calls made by wireline and payphone customers, net of interconnection fees to other carriers and transfer pricing paid to carrier services group; (4) Globe's share of payphone revenues from local, national and international calls; and (5) revenues from value-added services.

Wireline voice net operating revenues increased by 28.3% to ₱1,111.8 million during the first six months of 2001 from ₱866.4 million during the same period in 2000. Wireline voice subscribers increased by 13.4% to 164,691 as of 30 June 2001, from 145,233 as of 30 June 2000. As of 30 June 2001, business subscribers were 28% of total subscribers from 24% as of 30 June 2000 consistent with Globe's thrust of focusing on business subscribers. During the semester, the average churn rate was steady at 1.4% as compared to the churn in the first half of 2000. Globe's disconnection policy is to permanently terminate subscribers with unsettled bills 112 days for residential subscribers and 155 days for business subscribers from statement date. Full allowance is made for accounts of residential and business subscribers that are 90 and 150 days past due, respectively.

Wireline voice interconnection expenses to other carriers declined to 21.2% of gross wireline voice service revenues in the first quarter of 2001, from 33.0% in the first quarter of 2000, primarily due to increased call traffic terminating within Globe's network.

GLOBE TELECOM

Wireline Services – Data

Wieline Data Revenues	For the Six Months Ended 30 June			
	2001		2000	
	(in million pesos, except percentages)			
	Net Operating Revenues	% Contribution to Total	Net Operating Revenues	% Contribution to Total
International Lease	155.2	32.7	128.1	34.3
Domestic Lease	177.9	37.5	135.8	36.4
Internet [1]	133.9	28.2	91.0	24.4
Telegram / Telex	7.2	1.5	16.1	4.3
Others	0.5	0.1	2.1	0.6
Wireline-Data Net Operating Revenues	474.7	100.0	373.1	100.0

[1] Globe provides internet access to subscribers nationwide under the GlobeNet brand name. These services range from basic internet access for dial-up accounts to integrated business solutions for dedicated leased line subscribers such as corporate customers and internet service providers. During the first six months of 2001, 7.0% of internet revenues was accounted for by dial-up accounts and 93.0% was contributed by dedicated leased line subscribers. *For the same period in 2000, revenues from dial-up accounts made up 16.8% of internet revenues.*

Globe offers nationwide wireline data, consisting of international and domestic leased lines, telex, internet and other wholesale transport services, through a variety of brands. Wireline data net operating revenues consist of billings for these services net of the share of other carriers for the telex service. Wireline data net operating revenues increased by 27.2% to ₱474.7 million in the first half of 2001 from ₱373.1 million for the same period in 2000, mainly reflecting increased growth in the number of active leased line customers and increases in internet service revenues.

On a combined wireline voice and wireline data basis, fully-loaded ARPU per wireline subscriber for the first semester of 2001 increased by 13.7% to ₱1,739 from ₱1,529 for the same period in 2000, because of the increased proportion of business subscribers to residential customers. ARPU per wireline subscriber is calculated based on fully-loaded net operating revenues (combined voice and data, net of the share of other carriers) less one-time installation revenues, divided by the average number of wireline voice subscribers for the period, divided by the number of months in the period. Wireline net revenues used in the computation of ARPU are fully-loaded by adding back the net revenue share of the carrier services group in the ILD and NLD traffic generated by wireline voice subscribers.

Carrier Services (International and National Long Distance and Inter-Exchange Services)

Globe offers international and national long distance services and inter-exchange carrier services (IXC). Globe offers international long distance (ILD) services between the Philippines and over 200 countries. This service generates revenues from both inbound and outbound international call traffic with pricing based on agreed international settlement rates for inbound traffic revenues and NTC-approved ILD rates for outbound traffic revenues. Through the Globe Domestic Toll Service, Globe also offers national long distance services (NLD) to Globelines and Globe Handyphone subscribers to any subscriber of a Philippine communications provider located anywhere in the country. Globe also operates as an inter-exchange carrier (IXC), using its Nationwide Digital Transmission Network (NDTN) for hauling national and international interconnection traffic among wireline and wireless operators in the Philippines.

Net operating revenues from carrier services increased by 87.5% to ₱1,030.0 million in the first six months of 2001, from ₱549.4 million for the same period in 2000. The increase in carrier's net operating revenues resulted from the increase in ILD minutes and increase in traffic terminating to Globe's network.

GLOBE TELECOM

	For the Six Months Ended 30 June	
	2001	2000
	(in million Pesos)	
Carrier Services Net Revenues	1,030.0	549.4
International Long Distance [1]	373.6	146.3
Inter-Exchange Carrier Services (IXC) [2]	656.4	403.1

[1] ILD revenues in the table above refers only to the amount generated by the carrier services group alone. ILD revenues on a total company basis, including the contribution of the wireless and wireline services, are discussed in the ILD section that follows.
[2] NLD revenues of the carrier services group are lodged under IXC. NLD revenues on a total company basis, including the contribution of the wireless and wireline services, are discussed in the IXC section.

Carrier Services - ILD

ILD service revenues of the carrier services group are mainly composed of: (1) settlements based on agreed international settlement rates from foreign telecommunications carriers for incoming international calls, net of any transfer price payable to Globe's wireline and wireless businesses or other domestic carriers for inbound traffic terminating to Globe's or other carriers, respectively; and (2) transfer price revenues from wireless and wireline customers for outgoing international calls, net of amounts payable to foreign telecommunications carriers.

In the first six months of 2001 the carrier services group posted ILD net revenues of ₱373.6 million from ₱146.3 million during the same period in 2000, representing a 155.4% increase. The improvement was due to the higher outbound ILD traffic generated by the wireless and wireline groups and declining average payout rates.

ILD	For the Six Months Ended 30 June	
	2001	2000
	(In million minutes)	
Inbound	269.6	193.3
Outbound	77.9	35.3
Total	347.5	228.6
ILD Inbound / Outbound Ratio	3.5	5.5

Globe's total ILD call volume rose to 347.5 million minutes as of 30 June 2001, a 52.0% increase compared to the 228.6 million minutes as of 30 June 2000. Outbound ILD call volume increased by 120.7% to 77.9 million minutes during the first six months of 2001 compared to 35.3 million minutes during the same period in 2000. Inbound ILD call volume increased by 39.5% to 269.6 million minutes as of 30 June 2001, from 193.3 million minutes during the same period in 2000. The international interconnection charges and payouts of the carrier services group to other carriers declined to 61.1% of gross carrier service revenues for the first six months of 2001, from 67.8% for the same period in 2000, due to more traffic terminating to Globe's network.

On a total company basis, Globe's ILD revenues were ₱2,717.4 million for the first six months of 2001, 132.8% higher than ₱1,167.3 million for the same period in 2000. ILD revenues accounted for 17.6% of Globe's total net revenues in the first semester of 2001, compared to 14.0% for the same period last year.

Foreign currency linked revenues were 18.7% of Globe's total revenues for the first six months of 2001 versus 19.5% for the same period in 2000. Foreign currency linked revenues include those that are (1) billed in foreign currency and settled in foreign currency, or (2) billed in Pesos at rates linked to a foreign currency tariff and settled in Pesos. They include outbound and inbound international revenues, international roaming revenues, and certain wireline data revenues. Foreign currency linked revenues do not include revenues arising from the application of the Foreign Currency Adjustment (FCA) or Currency Exchange Rate Adjustment (CERA) mechanism, under which Globe has the ability to pass the effects of local currency depreciation to its subscribers. Revenues arising from the application of FCA or CERA were 3.5% of total net revenues during the semester from 4.5% during the same period in 2000.

Carrier Services - Inter-Exchange (IXC) inclusive of NLD

Globe operates as an inter-exchange carrier (IXC), using its Nationwide Digital Transmission Network (NDTN) for hauling national and international interconnection traffic among local exchange and CMTS operators in the Philippines.

Globe also offers national long distance (NLD) services. Revenues from NLD services are generated from calls outside of local service areas but within the Philippines. Until 30 June 2001, charges were billed by the carrier whose subscriber originates a call, and if a call is carried through a backbone network of another carrier or terminates with the subscriber of another carrier, the charges for the call were generally apportioned 30% for the originating entity, 40% for the backbone operator and 30% for the terminating entity. Effective 1 July 2001, by virtue of the Interconnect Agreement signed by Globe, Philippine Long Distance Telephone Co. and the 54-member Philippine Association of Private Telephone Companies (Paptelco) on 10 July 2001, the revenue-sharing arrangement among carriers for NLD calls was simplified by having a unitary charge for wireless and wireline terminations (please refer to Recent Developments section for more details).

The carrier service group's IXC service revenues for the first six months of 2001 increased by 62.8% to ₱656.4 million from ₱403.1 million for the first six months of 2000.

	For the Six Months Ended 30 June	
NLD	2001	2000
	(In million minutes)	
Inbound	75.7	128.3
Outbound	129.5	137.5
Total NLD Minutes	205.2	265.8

On a total company basis, Globe's NLD revenues were ₱1,351.0 million for the first half of 2001, or 8.8% of total net operating revenues, compared to ₱938.1 million, or 11.2% of total net revenues in the same period last year.

In the first six months of 2001, Globe's NLD call volume declined 22.8% to 205.2 million minutes, from 265.8 million minutes for the first six months of 2000. The decline in NLD minutes is attributed to a wireline NLD rate rebalancing which resulted to a restructuring of wireline NLD rates to a range of ₱3.00 and ₱6.00 per minute from a range of ₱2.00 to ₱5.05 per minute. Globe was granted a Provisional Authority (PA) to rebalance its rates for international and domestic toll on 07 February 2000. Under this PA, Globe implemented an increase in certain NLD tariffs to avoid subsidizing payouts to other carriers. Another reason for the decline is the shift to more NLD calls generated between wireless subscribers classified and charged as local calls. In June 2001, Globe lowered the NLD rate for Globelines subscribers and Globe Telcard (payphone) users to ₱3.00 per minute. The rate is applicable for all calls made to any landline operator, regardless of time and destination (please refer to Recent Developments section for more details).

Costs and Expenses

	For the Six Months Ended 30 June 2001	2000
	(In million Pesos)	
Total Costs and Expenses	10,885.6	6,890.8
Operating	7,835.2	4,912.9
Depreciation and amortization	2,167.0	1,452.4
Provision for doubtful accounts	835.3	524.7
Provision for losses on property and equipment and other probable losses	49.9	-
Provision for (Recovery of provision) for inventory losses, obsolescence & market decline	(1.8)	0.8

Total costs and expenses increased by 58.0% to ₱10,885.6 million in the first six months of 2001 from ₱6,890.8 million in the first half of 2000. The increase in total costs and expenses is mainly due to the rise in administrative costs, repairs and maintenance costs and other expenses. The increase in administrative costs is related to the provisioning capacity fees payable by Globe to Islacom arising from the Facilities Outsourcing Agreement entered into by the parties. Other costs classified as administrative pertain to rent, utilities, transport and supplies. Repairs and maintenance costs include expenses for building and leasehold improvements. Miscellaneous expenses are classified under other expenses including regulatory fees.

As a percentage of net operating revenues, the level of operating costs and expenses declined to 50.7% in the first six months of 2001 from 58.7% in the first six months of 2000. Operating costs and expenses, particularly cost of sales, staff costs, and corporate costs, declined as a percentage of net operating revenues.

Operating Costs & Expenses	For the Six Months Ended 30 June 2001		2000	
	(In million Pesos, except for percentages)			
	Operating Expense	Percent to Total	Operating Expense	Percent to Total
Cost of Sales	3,250.6	41.5 %	2,355.3	47.9 %
Staff Costs	621.7	7.9	417.9	8.5
Marketing	766.7	9.8	384.3	7.8
Administration	1,142.2	14.6	535.7	10.9
Repairs and Maintenance	416.0	5.3	198.0	4.0
Services	396.4	5.1	206.7	4.2
Others	379.5	4.8	71.8	1.5
Corporate Costs	862.1	11.0	743.2	15.2
Total Operating Costs and Expenses	7,835.2	100.0 %	4,912.9	100.0 %

Corporate costs which pertain to expenses incurred by those groups performing support functions continued to decline as a percentage of total operating costs and expenses to 11.0% for the period ended 30 June 2001 from 15.2% for the period ended 30 June 2000. Of the total corporate costs in the first six months of 2001, 32.6% was accounted for by staff costs, 26.0% by fees related to service agreements and 10.7% by corporate marketing expenses. For the same period in 2000, 37.0% was accounted for by staff costs, 26.9% by service fees paid and 5.9% by corporate marketing expenses.

Depreciation and amortization increased by 49.2% to ₱2,167.0 million in the first six months of 2001, from ₱1,452.4 million last year. The increase reflected additional depreciation expenses related to various telecommunications equipment placed in service. As a percentage of net operating revenues, depreciation and amortization declined to 14.0% in the first semester of 2001, from 17.4% in the same period in 2000, primarily due to the significant increase in net operating revenues. Depreciation is computed using the straight-line method over the estimated useful life of the assets (ranging from 3-20 years depending on the type of asset, regardless of utilization).

Provision for doubtful accounts which consist of provisions for trade receivables from subscribers, net traffic settlement accounts and other non-trade receivables increased to ₱835.3 million in the first six months of 2001, accounting for 5.4% of net revenues from ₱524.7 million in the first six months of 2000, or 6.3% of net revenues.

Provision for bad debts from traffic settlement receivables as of 30 June 2001 amounted to ₱365.0 million, or 2.4% of total net revenues compared to ₱310.8 million as of 30 June 2000. Provisions for bad debt arising from subscriber receivables, on the other hand, amounted to ₱434.6 million in the first six months of 2001, accounting for 2.8% of total net revenues for the period, from ₱211.4 million for the first six months of 2000. Provisions for bad debts from other non-trade receivables amounted to ₱35.7 million in the first six months of 2001, from ₱2.5 million for the same period in 2000. Globe's provisioning policy for subscriber receivables is calculated using a balance sheet approach, with full allowance for bad debt against receivables from permanently disconnected subscribers. Net subscriber days receivable was constant at 49 days as of 30 June 2001. Globe maintains an allowance for doubtful accounts at a level considered adequate to provide for potential uncollectibility of its receivables. For subscriber receivables, allowance is calculated using the policy of providing full allowance for receivables from permanently disconnected subscribers. Permanent disconnections are made after a series of collection steps following non-payment of wireless subscribers. Such permanent disconnections, generally occur well within 90 days. In April 2000, the Company adopted a policy of providing full allowance for net international and national traffic settlement accounts which are not settled within 10 months from transaction date. Additional provisions are made for accounts specifically identified to be doubtful of collection.

Inventories and supplies are stated at the lower of cost or market value, with cost determined using the moving-average method. An allowance for market decline is provided equivalent to the difference between the cost and the market value of inventories. When inventories are sold, the related allowance is reversed in the same period, with the appropriate sales (revenues) and cost of sales (expenses) recognition. An allowance is also provided for obsolescence and possible losses. Full obsolescence allowance is provided when the inventory is not moving for more than a year. A 50% allowance is provided for slow moving items. A reversal of provision for inventory losses, obsolescence and market decline amounting to ₱1.8 million was recognized for the six months ended 30 June 2001, compared to a ₱0.8 million provision for inventory losses, obsolescence and market decline for the same period last year.

Provision for losses on property, equipment and other probable losses amounted to ₱49.9 million for the first half of 2001, net of recovery of prior years' provision amounting to ₱58.3 million.

Earnings before interest, taxes, depreciation and amortization (EBITDA), before other income (expense) in the first six months of 2001 increased 129.8% to ₱6,728.4 million, from ₱2,928.2 million in the first six months of 2000, due to higher revenues recorded for the period. EBITDA margin for the six months ended 30 June 2001 increased to 43.6% compared to 35.0% for the six months ended 30 June 2000.

Net operating income in the first half of 2001 was ₱4,561.4 million, 209.1% more than the ₱1,475.7 million net operating income in the first half of 2000.

Net interest expense increased by 42.2% to ₱1,029.0 million in the first half of 2001, from ₱723.6 million posted in the first six months of 2000. This increase primarily reflected additional debt incurred to finance the expansion of our wireless networks. As a percentage of net operating revenues, net interest expense declined to 6.7% in the first six months of 2001 from 8.6% in the same period in 2000, as the improvement in revenues offset the increase in long-term debt to ₱28,914.9 million as of 30 June 2001 from ₱13,813.4 million as of 30 June 2000.

Interest and other related financing charges on borrowed funds used to finance the acquisition of property and equipment to the extent incurred during the period of installation are capitalized as part of the cost of the property. The capitalization of these borrowing costs, as part of the cost of the property, (a) commences when the expenditures and borrowing costs being incurred during the installation and related activities necessary to prepare the property for its intended use are in progress; and (b) ceases when substantially all the activities necessary to prepare the property for its intended use are complete. These costs are amortized using the straight line method over the estimated useful lives of the related property.

Capitalized interest during the semester amounted to ₱784.8 million, an increase of 345.2% from ₱176.3 million for the same period in 2000.

	For the Six Months Ended 30 June	
	2001	2000
	(In million Pesos)	
Interest Income	237.5	66.9
Interest Expense	(2,051.3)	(966.8)
Capitalized Interest Expense	784.8	176.3
Net Interest Income/ (Expense)	(1,029.0)	(723.6)

Other income amounted to ₱160.7 million in the first half of 2001 from ₱0.2 million in the first half of 2000. The increase in this amount is mainly due to foreign exchange gains arising from further devaluation of the peso as Globe maintains a net foreign currency asset position after deducting foreign currency loans whose foreign exchange losses are being capitalized. (Please refer to Foreign Exchange Exposure Section for a more detailed discussion).

Income before tax amounted to ₱3,693.0 million in the first six months of 2001, an increase of 390.8% from ₱752.4 million in the first six months of 2000. For the first half of 2001, Globe's provision for current and deferred income tax amounted to ₱1,140.2 million or 30.9% of income before tax. Of the ₱1,140.2 million total provision for income tax, provision for current income tax for the first half of 2001 amounted to ₱398.3 million. Globe also provided for ₱741.9 million deferred income tax for the first half of 2001 to recognize the tax consequence attributed to the differences between the financial reporting bases of assets and liabilities and their related tax bases.

Globe's net income after tax amounted to ₱2,552.9 million in the first six months of 2001, reflecting an increase of 311.2% from ₱620.8 million in the first six months of 2000. Accordingly, basic and diluted earnings per common share rose to ₱32.50 and ₱30.42, respectively, in the first six months of 2001 compared to the ₱9.30 and ₱8.30, respectively, in the comparable period in 2000. Basic earnings per share (EPS) is computed by dividing net income by the weighted average number of shares outstanding during the year including fully paid but unissued shares as of the end of the year after giving retroactive effect for any stock splits or reverse stock splits during the year. Diluted EPS is computed assuming that the stock options, rights and warrants were exercised. Earnings per share data for the first half of 2000 were restated to reflect the 1:50 reverse stock split which took effect on 24 August 2000.

Foreign Exchange Exposure

The Philippine Peso closed at ₱52.428:US$1 on 30 June 2001 from ₱43.253:US$1 at 30 June 2000. As a result of the conversion of foreign currency denominated assets and liabilities, the Company reported net foreign exchange revaluation losses of ₱1,136.6 million in the first half of 2001. Net foreign exchange losses attributed to the restatement of foreign currency denominated liabilities used to finance the acquisition and installation of property were ₱1,189.9 million, which were recorded as additions to the carrying value of the appropriate property accounts. Total capitalized foreign exchange losses amounted to ₱6,310.0 million as of 30 June 2001 from August 1997. The total accumulated depreciation on the capitalized foreign exchange losses for assets already being used in operations was ₱673.1 million. Net translation losses on the underlying foreign currency-denominated loans covered by foreign currency swap contracts amounting to ₱256.8 million, were offset against the translation gains on the related foreign currency swaps. The foreign exchange differentials arising from the restatement of foreign currency denominated balance sheet accounts other than those relating to liabilities or borrowed funds attributed to financing capital projects and those covered with swap contracts were credited or charged to current operations. Such net foreign exchange gains credited to operations after considering the capitalized portion of the foreign exchange differentials amounted to ₱310.1 million.

Exposure Draft No. 37 of the Accounting Standards Council, "The Effects of Changes in Foreign Exchange Rates", proposes restrictions in allowing capitalization of foreign exchange differentials. Upon effectivity on 01 January 2002, Globe may no longer be able to continue to capitalize foreign exchange differentials.

Foreign exchange risk is mitigated by short-term hedges of the US$ monetary assets and liabilities position, and by longer term hedges of selected US$ debt primarily by cross currency swaps. Starting in 1999, Globe adopted a policy of hedging up to 90% of the US$ assets minus liabilities position (excluding loans in respect of which foreign exchange losses can be capitalized) with short-term forward exchange contracts. Moreover, depending on Globe's foreign exchange outlook, committed US$ denominated transactions are also hedged using forward exchange contracts. As of 30 June 2001, Globe had no outstanding short-term forward contracts.

As of 30 June 2001, the Company had US$144.4 million in outstanding foreign currency swap agreements with various banks, under which it effectively swaps its long-term US$ debt into Philippine Peso with semi-annual payment intervals up to November 2006. The costs related to these outstanding agreements range from 5% to 14% for swaps of principal flows and principal plus interest flows.

The aggregate mark-to-market value of the outstanding foreign currency swap agreements as of 30 June 2001 was estimated at US$20.6 million. Taking into account these currency swaps as of 30 June 2001, approximately 30% of Globe's loans were effectively denominated in Pesos.

Liquidity and Capital Resources

As the financial closing of the Globe-Islacom combination occurred on 29 June 2001, there is no effect on consolidated operations for the first six months of the year. The section on Liquidity and Capital resources will provide discussion on Globe and on Globe-Islacom consolidated balance sheet and cashflow.

Globe

Net cash flow from operating activities for the period ended 30 June 2001 increased by 33.6% to ₱5,399.6 million compared to ₱4,041.6 million for the same period in 2000 as a result of improved profitability.

Net cash flow used in investing activities increased to ₱10,365.9 million for the first six months of 2001 from ₱7,566.1 million for the period ended 30 June 2000. The bulk of investing activities involved the purchase of equipment or services from foreign suppliers in connection with the development of Globe's wireless, wireline and carrier services. Capital expenditures in the first six months of 2001 amounted to ₱9,737.7 million, which includes ₱438.8 million in non-cash investing activities (pertaining to the portion of projects which have been completed but have not yet been paid or are covered with financing).

Net cash flow from financing activities increased to ₱12,998.8 million during the first half of 2001 from ₱824.5 million during the first half of 2000. Total gross debt as of 30 June 2001 amounted to ₱36,838.8 million from ₱18,251.9 million as of 30 June 2000. Of the balance as of 30 June 2001, ₱28,914.9 million is long-term debt and ₱7,923.9 million is short-term debt (including current portion of long-term debt). As of 30 June 2001, Globe had settled all trust receipts payable. Loan repayments during the first half of 2001 amounted to ₱2,685.3 million.

Stockholders' equity was ₱39,786.2 million as of 30 June 2001 from ₱14,173.8 million as of 30 June 2000. Globe's gross debt to equity ratio has gone down to 0.93:1.00 as of 30 June 2001 from 1.29:1.00 as of 30 June 2000. Movements in the stockholders' equity during the period were as follows:

- On 29 June 2001, in order to acquire 100% of the issued and outstanding common shares of Isla Communications, Inc. (Islacom), Globe completed the share swap transaction with DeTeAsia Holding GmbH (DeTeAsia) and Asiacom Philippines, Inc. (Asiacom). Globe issued 28,830,860 ₱50.00 par common shares valued at ₱14,415.4 million to DeTeAsia and 158,515,021 ₱5.00 par value preferred shares valued at ₱792.6 million. Additional paid-in capital from the share swap transaction amounted to ₱13 billion. In a related development, Ayala Corporation (AC) and Singapore Telecom International Pte. Ltd. (STI) each received 1,593,274 Globe common shares from DeTeAsia in consideration for the financial support provided to Islacom through DeTeAsia. The transfer was effected through a cross sale through the stock exchange.

- Also, in addition to the US$68 million equity infusion to Islacom from Asiacom in February 2001, the three major shareholders pledged an equity infusion of US$155 million to Islacom. The amount is to be shared equally among AC, DeTeAsia and STI. In May 2001, of the US$155 million, Globe received US$103.2 million (₱5,176.6 million) which it will later invest in Islacom to fund its capital and operating requirements. This infusion was recorded by Globe as "Deposits on Subscriptions." The balance of Deposits on Subscription as of 30 June 2001 amounted to ₱4,571.3 million.

- In June 2001, STI has exercised and converted its 3,679,502 warrants to common shares. The proceeds from the transaction amounting to ₱605.3 million (approximately US$12 million) were applied against STI's deposit on subscription.

Total assets as of 30 June 2001 were ₱95,475.1 million, a 111.4% increase over ₱45,152.6 million as of 30 June 2000. Total plant and equipment, net of accumulated depreciation and amortization, reached ₱54,040.7 million, 63.8% higher than ₱32,995.7 million as of 30 June 2000 due to increased capital spending. Net receivables increased by 46.4% to ₱8,415.8 million as of 30 June 2001 from ₱5,747.5 million as of 30 June 2000, as the number of subscribers grew, but Globe managed to maintain its net subscriber receivable days at 49 for the first six months ended 30 June 2001 from 48 for the same period last year. Of total net receivables as of 30 June 2001, traffic settlements receivable accounted for 80.9% or ₱6,809.1 million. Meanwhile, traffic settlements payable as of 30 June 2001 amounted to ₱3,573.1 million. Other assets increased by 548.8% to ₱17,342.5 million as of 30 June 2001 from ₱2,673.2 million as of 30 June 2000. The 100% investment in the common shares of Islacom amounting to ₱15,398.0 million was booked under other assets. The acquisition resulted to goodwill of ₱2,763.9 million, after deducting ₱12,634.1 million net assets of Islacom as of 30 June 2001. The goodwill was offset against additional paid-in capital arising from the share swap as approved by the Philippine Securities and Exchange Commission (SEC).

Return on Equity (ROE) in the first six months of 2001 increased to 12.8% from 8.8% in the first six months of 2000. The ROE declined from 20.7% in the first quarter of 2001 due to a change in Globe's equity base related to the Islacom transaction. Operating income to assets was maintained at 6.5% in the first half of 2001. Globe plans to continue its aggressive expansion pace with significant investments in telecommunications equipment. The majority of the capital expenditures will be spent for wireless telecommunications equipment, such as the purchase of switches, base stations, radio equipment, transmission links and various computer platforms to provide more value-added services for Globe's subscribers.

Consolidated (Globe-Islacom)

Consolidated assets as of 30 June 2001 amounted to ₱106,011.7 million, after the elimination of ₱802.6 million intercompany receivables/ payables between Globe and Islacom. Intercompany transactions between Globe and Islacom consist of ₱436 million for provisioning capacity fees payable by Globe to Islacom arising from the Facilities Outsourcing Agreement entered into by the parties, net traffic receivables from Islacom amounted to ₱303 million, together with other miscellaneous items amounting to ₱63 million.

As of 30 June 2001, current ratio on a consolidated basis declined to 0.84:1 as of 30 June 2001 from 0.99:1 on Globe's level. Debt to equity ratio also increased to 1.10:1 on a consolidated basis from the 0.93:1 level, Globe stand-alone.

Consolidated cash flow from operations amounted to ₱5,399.6 million for the six months ended 30 June 2001, and consolidated cash used in investing activities amounted to ₱10,365.9 million for the period. Consolidated cash provided by financing activities amounted to ₱14,303.5 million.

The table below summarizes the consolidated financial results of Globe-Islacom for the six months ended 30 June 2001:

Consolidated Financial Highlights (Unaudited)	**30 June 2001**
Profit & Loss Data (In Million Pesos)	
Net Revenues	15,447.0
Operating Costs and Expenses	10,885.6
EBITDA	6,728.4
EBIT	4,561.4
Net Income / (Loss)	2,552.9
Balance Sheet Data (in Million Pesos)	
Total Assets	106,011.7
Total Gross Debt	43,594.4
Total Stockholders' Equity	39,786.2
Key Financial Ratios (x)	
Debt to Equity	1.10
Debt to Total Capitalization	0.52
Gross Debt to EBITDA	3.24
Other Data	
Net cash provided by Operating Activities (in million Pesos)	5,399.6
Net Receivable Days	54
No. of Employees	3,775

Other Information

Islacom's Financial and Operating Highlights

As the financial closing of the Globe-Islacom combination was completed on 29 June 2001, Islacom's operating results for the first six months of 2001 was already included in the value of the net assets acquired by Globe through the share swap transaction.

The table below summarizes the comparative financial and operating results of Islacom for the six months ended 30 June 2001 and 30 June 2000:

Islacom Financial & Operating Highlights (Unaudited)	30 June 2001	30 June 2000
Profit & Loss Data (In Million Pesos)		
Net Revenues	1,078.4	1,091.1
Costs and Expenses	1,977.1	3,764.7
EBITDA	81.2	(1,681.3)
EBIT	(898.7)	(2,673.6)
Net Income (Loss) after tax and after cumulative effect of change in accounting policy [1]	1,929.7	(3,543.0)
Balance Sheet Data (in Million Pesos)		
Total Assets	23,973.2	19,086.7
Total Gross Debt	6,755.6	16,809.0
Total Stockholders' Equity	12,634.1	(2,631.7)
Key Financial Ratios (x)		
Debt to Equity	0.53	(6.38)
Debt to Total Capitalization – Book	0.35	1.19
Subscribers		
Wireless Postpaid	13,938	28,673
Wireless Prepaid	38,032	108,662
Wireline	67,941	130,559
Churn Rate (average monthly, %)		
Wireless Postpaid	6.3%	4.9%
Wireless Prepaid	10.7%	2.6%
ARPU-Net (in Pesos)		
Wireless Postpaid	1,177	1,247
Wireless Prepaid	58	277
Wireline	750	643
ARPU-Gross (in Pesos)		
Wireless Postpaid	1,325	1,323
Wireless Prepaid	97	327
Wireline	918	952
Number of Employees	750	707

[1] For the six months ended 30 June 2001, the cumulative effect of the change in accounting policy (net of tax) amounted to ₱2,646.1 million. Net loss after tax and before the cumulative effect of the change in accounting policy amounted to ₱716.4 million.

Islacom reported unaudited net operating revenues of ₱1,078.4 million in the first half of 2001 compared to ₱1,091.1 million in the first half of 2000. Net operating revenues include the value of all telecommunications services provided which are recognized when earned and stated net of the share of other telecommunications carriers, under existing correspondent or interconnection agreements.

In the first six months of 2001, the revenue contribution by Islacom's wireless and wireline business segments reached 53.0% and 40.7% of total net operating revenues, respectively, while carrier services contributed 6.1% of total net operating revenues. For the same period in 2000, the revenue contribution by Islacom's wireless and wireline business segments reached 19.9% and 45.9% of total net operating revenues, respectively, while carrier services contributed 33.3% of total net operating revenues.

GLOBE TELECOM

The company posted positive EBITDA in the first six months of 2001 of ₱81.2 million. Net loss before income tax amounted to ₱898.7 million during the period and net loss after tax, before the cumulative effect of a change in accounting policy amounted to ₱716.4 million. On 15 June 2001, Islacom changed its accounting policy on rebates granted by suppliers in 1999 to 2000 in order to align it with the accounting treatment under USGAAP. The said rebates were accounted for as extraordinary gain on debt restructuring under USGAAP but were accounted for as a reduction on the cost of the related property and equipment under Philippine GAAP. Net income after tax and after the cumulative effect of the change in the accounting policy on rebates amounted to ₱1,929.7 million for the six months ended 30 June 2001.

Total capital expenditure for the period was ₱546 million. Of this amount, ₱147 million was spent on wireline services and ₱346 million was spent for wireless services requirements.

Recent Corporate Developments

On 01 June 2001, the Securities and Exchange Commission (SEC) approved the increase in Globe's authorized capital and the issuance of new shares. The authorized capital stock increased from ₱5.0 billion to ₱11.25 billion, consisting of 200,000,000 common shares with a par value of ₱50.00 per share and 250,000,000 preferred shares with a par value of ₱5.00 per share.

On 27 June 2001, the Philippine Stock Exchange (PSE) gave the approval for the issuance of the new shares which were exchanged on the same day and listed on 29 June 2001.

During the second quarter of 2001, Globe signed the following credit facilities:

- On 29 May 2001, Globe signed a US$4.9 million Standard Loan Agreement with Hypo-und Vereinsbank to finance Route 2 of the Ermita-Batangas Fiber Optic Cable project.
- On 7 June 2001, Globe signed a ₱500 million loan with Global Bank and another ₱500 million loan with RCBC on 5 July 2001. Both loans from Global Bank and RCBC will be used to finance the Globe Telecom Building and Telepark in Valero, Makati.
- In July 2001, Globe signed a US$235 million multi-tranche facility with various creditors, arranged by Citibank. Proceeds from the facility will be used to finance the supply of telecommunications equipment in relation to the build-out of Phase 8A under commercial contracts between (i) Globe Telecom, Inc. and Nokia and (ii) Globe Telecom, Inc. and Ericsson. The components of the facility are listed below. The dollar tranches were signed on 6 July 2001 while the peso facility was signed on 2 July 2001:

Tranche A (Finnvera):	US$135 million
Tranche B (EKN):	US$43 million
Tranche C (FMO A &B Loan):	US$34 million
Tranche D (PhP Clean):	US$23 million

In June 2001, Globe lowered its NLD rate for Globelines subscribers and Globe Telcard (payphone) users to ₱3.00 per minute. The rate is applicable for all calls made to any landline operator, regardless of time and destination. For local calls, Globe Telcard users pay ₱1.50 for the first two (2) minutes and ₱0.50 for every succeeding minute.

On 10 July 2001, Globe and Islacom signed separate amendments to their existing interconnection agreements with the Philippine Long Distance Telephone Co. (PLDT) and Smart Communications Co, Inc. (Smart) to put in place revised termination charges for various services.

The material provisions of the amendments to the interconnection agreements covered the following aspects:

a) Revised Termination Charges for LEC to CMTS.

Under the previous revenue sharing scheme, PLDT paid Globe ₱8.50 per minute plus a percentage of NLD revenue for calls from PLDT to Globe CMTS. Under the amendments signed, PLDT will pay Globe and Islacom CMTS an access charge of ₱6.50 per minute for calls terminating to Globe and Islacom CMTS networks, inclusive of any NLD charges. The revised access charge scheme is effective 1 July 2001. The rate of ₱6.50 will be further reduced to ₱4.50 by 1 January 2002.

b) Revised Termination Charges for CMTS to LEC.

Under the amendments signed, Globe and Islacom CMTS will pay PLDT ₱2.00 per minute for calls originating from Globe and Islacom CMTS networks and terminating to PLDT. Smart CMTS will also pay Globe and Islacom LEC ₱2.00 for calls originating from Smart CMTS and terminating to Globe and Islacom LEC.

All access and termination charges stated above are exclusive of VAT.

c) Revised Termination Charges for International Calls for IGF to LEC.

Under the amendments signed, PLDT and Smart on the one hand and Globe and Islacom on the other hand agreed to pay each other an access charge of US$0.08 per minute for calls passing through their respective IGF and terminating to other's LEC subscribers. This is a reduction from the previous access charge of US$0.095 and took effect on 1 July 2001.

d) Revised Termination Charges for IGF to CMTS.

Under the amendments signed, PLDT and Smart IGF will pay Globe and Islacom US$0.12 for calls passing through the PLDT and Smart IGF and terminating to Globe and Islacom CMTS. Globe and Islacom will pay Smart CMTS US$0.12 for calls passing through Globe and Islacom IGF and terminating to Smart CMTS. These new rates will be effective 1 October 2001. The existing rate of US$0.095 will remain effective until the new rates come into effect.

e) Transit Traffic Arrangements with PAPTELCOs.

PLDT and Globe signed a separate agreement by virtue of which PLDT will act as transit facility provider between Globe and provincial landline companies who are members of the Philippine Association of Private Telephone Companies (PAPTELCO).

PAPTELCOs will pay Globe CMTS ₱4.00 per minute for calls originating from PAPTELCO and terminating to Globe CMTS through PLDT. Globe will pay PAPTELCOs ₱2.75 per minute for calls originating from Globe CMTS and terminating to PAPTELCOs.

Globe will also pay PAPTELCO ₱1.00 for calls originating from Globe LEC and terminating to PAPTELCOs. PAPTELCO will pay Globe ₱1.00 for calls originating from PAPTELCO and terminating to Globe LEC. Hauling charges to PLDT apply.

The transit arrangements are without prejudice to Globe and PAPTELCOs coming into a direct interconnection arrangement at a future date.

On 19 July 2001, Globe received a Project Approval sheet from the Board of Investments (BOI) which grants an Income Tax Holiday (ITH) for three (3) years for the Phase 8 Expansion Project, beginning May 2002 or from the actual start of the Phase 8 operations.

GLOBE TELECOM

OTHER MATTERS:

The following are the stockholders owning at least 1% of Globe Telecom, Inc. as of 30 June 2001:

Ayala Corporation	10.60%
Singapore Telecom International Pte Ltd.	11.79
Deutsche Telekom	9.98
Globe Telecom Holdings, Inc.	4.65
Asiacom Philippines, Inc.	60.01
Others	2.97

BOARD OF DIRECTORS, as of 30 June 2001

Jaime Augusto Zobel de Ayala	Chairman
Delfin L. Lazaro	Vice Chairman
Lee Shin Koi	Vice Chairman
Gerardo C. Ablaza, Jr.	President/Chief Executive Officer
Edward Ying	Managing Director, STI (Phils.)
Lucas Chow	
Xavier P. Loinaz	
Rufino Luis T. Manotok	
Lim Chuan Poh	
Fernando Zobel de Ayala	
Atty. Renato O. Marzan	Corporate Secretary

MANAGEMENT COMMITTEE MEMBERS

Gerardo C. Ablaza, Jr. *	President/Chief Executive Officer
Oscar L. Contreras, Jr.	Senior Vice President - Corporate Services
Gil B. Genio	Senior Vice President - Fixed Network Business
Delfin C. Gonzalez, Jr.	Senior Vice President - Chief Financial Officer
Manuel R. de los Santos	Senior Vice President - Wireless Data Group
Atty. Rodolfo A. Salalima	Senior Vice President - Corporate & Regulatory Affairs
Emmanuel A. Aligada	Vice President - Customer Service Group
Jose L. Carlos, Jr.	Vice President - Internet Strategy and Wireline Applications Group
Rodell A. Garcia	Vice President - Information Systems
Rafael L. Llave	Vice President - Logistics and Management Services Group
Charles A. Lim	Vice President - Mobile Communications
Joaquin L. Teng	Vice President - Fixed Network Business, Luzon
Lizanne C. Uychaco	Vice President - Centers Management Group
John W. Young	Vice President - Carrier Services Group
Virgilio Yparraguirre	Vice President - Fixed Network Business, Visayas and Mindanao

**Member of Board of Directors*

SIGNATURE

Pursuant to the requirement of the Revised Securities Act, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Registrant GLOBE TELECOM, INC.

DELFIN C. GONZALEZ, JR.
Senior Vice President – Chief Financial Officer

9 August 2001
Date

ANNEX A
UNAUDITED

GLOBE TELECOM, INC.
BALANCE SHEETS (In Thousand Pesos)

	Parent Company			Consolidated
	30 June 2001	31 December 2000	30 June 2000	30 June 2001
ASSETS				
Current Assets				
Cash and cash equivalents	₱11,031,447	₱2,998,941	₱1,117,989	₱12,336,124
Receivables - net	8,415,789	8,155,749	5,747,512	9,034,555
Inventories and supplies - net	576,643	424,483	849,055	750,278
Deferred income tax - net	669,685	853,504	754,891	669,685
Prepayments and other current assets - net	3,398,301	2,235,105	1,014,329	4,519,749
Total Current Assets	24,091,865	14,667,782	9,483,776	27,310,391
Property and Equipment - net	54,040,704	45,179,305	32,995,685	73,399,513
Other Assets				
Deferred charges and others - net	3,021,046	1,762,661	1,221,898	3,456,998
Miscellaneous deposits and investments	14,321,494	1,855,765	1,451,277	1,844,748
	17,342,540	3,618,426	2,673,175	5,301,746
	₱95,475,109	₱63,465,513	₱45,152,636	₱106,011,650
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable and accrued expenses	₱16,481,694	₱15,550,242	₱13,799,395	₱19,649,737
Notes payable	2,964,163	4,366,205	657,206	6,189,770
Current portion of long-term debt	4,959,717	2,405,810	1,796,319	6,615,338
Total Current Liabilities	24,405,574	22,322,257	16,252,920	32,454,845
Deferred Income Tax	2,368,353	1,810,320	912,502	2,368,353
Due to Affiliates	-	-	-	2,458,380
Long-term Debt - net of current portion	28,914,938	19,739,416	13,813,446	28,943,828
Stockholders' Equity	39,786,244	19,593,520	14,173,768	39,786,244
	₱95,475,109	₱63,465,513	₱45,152,636	₱106,011,650

Certified Correct:

DELFIN C. GONZALEZ, JR.
Senior Vice President - Chief Financial Officer

ANNEX A
UNAUDITED

GLOBE TELECOM, INC.

STATEMENTS OF INCOME AND RETAINED EARNINGS (DEFICIT)

(In Thousand Pesos, Except Per Share Figures)

	Parent Company		Consolidated
	For the Six Months Ended 30 June		
	2001	2000	2001
NET OPERATING REVENUES	₱15,446,976	₱8,366,591	₱15,446,976
COSTS AND EXPENSES			
Operating	7,835,164	4,912,913	7,835,164
Depreciation and amortization	2,167,028	1,452,434	2,167,028
Provision for doubtful accounts	835,309	524,714	835,309
Provision for losses on property and equipment and other probable losses	49,938	–	49,938
Provision for (Recovery of) inventory losses, obsolescence and market decline	(1,819)	806	(1,819)
	10,885,620	6,890,867	10,885,620
INCOME FROM OPERATIONS	4,561,356	1,475,724	4,561,356
OTHER INCOME (EXPENSES)			
Interest expense	(1,266,516)	(790,517)	(1,266,516)
Interest income	237,522	66,943	237,522
Others	160,673	235	160,673
	(868,321)	(723,339)	(868,321)
INCOME BEFORE INCOME TAX	3,693,035	752,385	3,693,035
PROVISION FOR INCOME TAX			
Current	398,306	70,769	398,306
Deferred	741,852	60,852	741,852
	1,140,158	131,621	1,140,158
NET INCOME	2,552,877	620,764	2,552,877
RETAINED EARNINGS (DEFICIT) AT START OF PERIOD	681,359	(867,472)	681,359
RETAINED EARNINGS (DEFICIT) AT END OF PERIOD	₱3,234,236	(₱246,708)	₱3,234,236
Earnings Per Share			
Basic	₱32.50	₱9.309	₱32.50
Diluted	₱30.42	₱8.312	₱30.42

Certified Correct:

DELFIN C. GONZALEZ, JR.
Senior Vice President - Chief Financial Officer

ANNEX A
UNAUDITED

GLOBE TELECOM, INC.

STATEMENTS OF CASH FLOWS

(In Thousand Pesos)

	Parent Company		Consolidated
	For the Six Months Ended 30 June		
	2001	2000	2001
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	₱2,552,877	₱620,764	₱2,552,877
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of property and equipment	2,114,573	1,397,938	2,114,573
Amortization of deferred charges and others	52,455	54,496	52,455
Provisions (recovery of provisions) for:			
Doubtful accounts	835,309	524,714	835,309
Inventory losses, obsolescence and market decline	(1,819)	806	(1,819)
Decline in value of investments in shares of stocks	–	4,489	–
Deferred income tax	741,853	60,852	741,853
Provision for losses on property and equipment and other probable losses	49,938	–	49,938
Loss (Gain) on disposal of property and equipment	5,112	(2,481)	5,112
Equity in net earnings of investee companies	(828)	(17,365)	(828)
Dividends received from investee company	–	76,413	–
Changes in operating assets and liabilities:			
Increase in:			
Receivables	(1,059,623)	(1,778,832)	(1,059,623)
Inventories and supplies	(150,341)	(660,808)	(150,341)
Prepayments and other current assets	(1,198,921)	(709,790)	(1,198,921)
Accounts payable and accrued expenses	1,458,968	4,470,378	1,458,968
Net cash provided by operating activities	5,399,553	4,041,574	5,399,553
CASH FLOWS FROM INVESTING ACTIVITIES			
Additions to property and equipment	(9,298,844)	(6,286,423)	(9,298,844)
Proceeds from sale of property and equipment	4,848	6,890	4,848
Decrease (increase) in:			
Deferred charges and others	24,619	(50,433)	24,619
Miscellaneous deposits and investments	(1,096,483)	(1,236,155)	(1,096,483)
Net cash used in investing activities	(10,365,860)	(7,566,121)	(10,365,860)
CASH FLOWS FROM FINANCING ACTIVITIES			
Repayments of:			
Short-term borrowings	(1,443,834)	(373,795)	(1,443,834)
Long-term borrowings	(1,241,435)	(703,476)	(1,241,435)
Proceeds from:			
Short-term borrowings	–	584,463	–
Long-term borrowings	10,488,334	1,304,503	10,488,334
Subscription of capital stock, net of stock related expenses	5,195,748	12,760	6,500,425
Net cash provided by financing activities	12,998,813	824,455	14,303,490
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	8,032,506	(2,700,092)	9,337,183
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	2,998,941	3,818,081	2,998,941
CASH AND CASH EQUIVALENTS AT END OF PERIOD	₱11,031,447	₱1,117,989	₱12,336,124

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	Parent Company		Consolidated
	For the Six Months Ended 30 June		
	2001	2000	2001
	(In Thousand Pesos)		
Cash paid during the period for :			
Interest	₱1,620,073	₱867,421	₱1,620,073
Non-cash investing and financing activities:			
Liabilities related to the acquisition of property and equipment	438,841	1,424,638	438,841
Investment in Islacom common shares	(12,559,295)	–	–

Certified Correct:

DELFIN C. GONZALEZ, JR.
Senior Vice President - Chief Financial Officer

ANNEX A
UNAUDITED

GLOBE TELECOM, INC.

STATEMENTS OF INCOME AND RETAINED EARNINGS (DEFICIT)

(In Thousand Pesos, Except Per Share Figures)

	Parent Company		Consolidated
	For the Three Months Ended 30 June		
	2001	2000	2001
NET OPERATING REVENUES	₱8,673,021	₱4,992,052	₱8,673,021
COSTS AND EXPENSES			
Operating	4,279,849	2,969,531	4,279,849
Depreciation and amortization	1,158,984	809,478	1,158,984
Provision for doubtful accounts	519,565	456,592	519,565
Provision for losses on property and equipment and other probable losses	108,262	–	108,262
Provision for (Recovery of) inventory losses, obsolescence and market decline	19,565	(4,756)	19,565
	6,086,225	4,230,845	6,086,225
INCOME FROM OPERATIONS	2,586,796	761,207	2,586,796
OTHER INCOME (EXPENSES)			
Interest expense	(692,573)	(404,525)	(692,573)
Interest income	131,934	13,421	131,934
Others	134,370	3,760	134,370
	(426,269)	(387,344)	(426,269)
INCOME BEFORE INCOME TAX	2,160,527	373,863	2,160,527
PROVISION FOR INCOME TAX			
Current	334,990	70,769	334,990
Deferred	340,341	17,096	340,341
	675,331	87,865	675,331
NET INCOME	1,485,196	285,998	1,485,196
RETAINED EARNINGS (DEFICIT) AT START OF PERIOD	1,749,040	(532,706)	1,749,040
RETAINED EARNINGS (DEFICIT) AT END OF PERIOD	₱3,234,236	(₱246,708)	₱3,234,236
Earnings Per Share			
Basic	₱17.69	₱9.309	₱17.69
Diluted	₱16.62	₱8.312	₱16.62

Certified Correct:

DELFIN C. GONZALEZ, JR.
Senior Vice President - Chief Financial Officer

ANNEX A
UNAUDITED

GLOBE TELECOM, INC.
STATEMENTS OF CASH FLOWS

	Parent Company		Consolidated
	For the Three Months Ended 30 June		
	2001	2000	2001
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	₱1,485,196	₱285,998	₱1,485,196
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of property and equipment	1,132,757	782,230	1,132,757
Amortization of deferred charges and others	26,227	27,248	26,227
Provisions (Recovery of Provisions) for:			
Doubtful accounts	519,565	456,592	519,565
Inventory losses, obsolescence and market decline	19,565	(4,756)	19,565
Deferred income tax	340,341	17,096	340,341
Decline in value of investments in shares of stocks	–	4,489	–
Provision for losses on property and equipment and other probable losses	108,262	–	108,262
Loss (Gain) on disposal of property and equipment	5,146	(1,015)	5,146
Equity in net earnings of investee companies	(1,629)	(10,473)	(1,629)
Dividends received from investee company	–	76,413	–
Changes in operating assets and liabilities:			
Decrease (Increase) in:			
Receivables	15,923	(696,072)	15,923
Inventories and supplies	528,421	(326,521)	528,421
Prepayments and other current assets	(1,017,925)	57,484	(1,017,925)
Increase in accounts payable and accrued expenses	1,094,794	1,514,515	1,094,794
Net cash provided by operating activities	4,256,643	2,183,228	4,256,643
CASH FLOWS FROM INVESTING ACTIVITIES			
Additions to property and equipment	(3,913,186)	(3,914,276)	(3,913,186)
Proceeds from sale of property and equipment	3,337	3,229	3,337
Decrease (increase) in:			
Deferred charges and others	4,010	(52,398)	4,010
Miscellaneous deposits and investments	(1,099,494)	(886,079)	(1,099,494)
Net cash used in investing activities	(5,005,333)	(4,849,524)	(5,005,333)
CASH FLOWS FROM FINANCING ACTIVITIES			
Repayments of:			
Short-term borrowings	(21,748)	(201,748)	(21,748)
Long-term borrowings	(889,640)	(422,695)	(889,640)
Proceeds from:			
Short-term borrowings	–	92,581	–
Long-term borrowings	1,843,118	1,304,503	1,843,118
Subscription of capital stock, net of stock related expenses	5,194,035	7,972	6,498,712
Net cash provided by financing activities	6,125,765	780,613	7,430,442
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,377,075	(1,885,683)	6,681,752
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,654,372	3,003,672	5,654,372
CASH AND CASH EQUIVALENTS AT END OF PERIOD	₱11,031,447	₱1,117,989	₱12,336,124

ANNEX A
UNAUDITED

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	Parent Company		Consolidated
	For the Three Months Ended 30 June		
	2001	2000	2001
	(In Thousand Pesos)		
Cash paid during the period for :			
Interest	₱548,842	₱136,004	₱548,842
Non-cash investing and financing activities:			
Liabilities related to the acquisition of property and equipment	(264,306)	(118,708)	(264,306)
Investment in Islacom common shares	(12,559,295)	-	-

Certified Correct:

DELFIN C. GONZALEZ, JR.
Senior Vice President - Chief Financial Officer

Supporting Schedule for SEC 17-Q 2Q2001
(In Million Pesos)
Globe Telecom, Inc.

		Parent Company				Consolidated
		9/30/00	12/31/00	3/31/01	6/30/01	6/30/01
A.	Accounts Payable					
	Trade Creditors	6,775.1	7,382.5	6,837.2	5,732.3	7,325.3
	Other Creditors	2,201.3	1,979.0	1,767.7	3,337.7	3,375.1
	Deferred Credits	645.8	789.1	1,168.7	1,282.3	1,302.8
		9,622.2	10,150.6	9,773.6	10,352.3	12,003.2
B.	Notes Payable					
	Bank	5,016.2	4,320.7	2,887.1	2,929.9	6,155.5
	Supplier	35.7	45.5	34.9	34.3	34.3
		5,051.9	4,366.2	2,922.0	2,964.2	6,189.8
C.	Accrued Expenses					
	Accrued Expenses - Trade	2,042.5	2,519.7	3,062.8	3,711.4	5,001.3
	Accrued Project Cost	2,432.8	2,879.8	2,957.2	2,417.9	2,645.3
		4,475.3	5,399.5	6,020.0	6,129.3	7,646.6
D.	Long Term Debt					
	Current Portion of LTD					
	Bank	1,106.5	1,671.2	2,834.5	4,194.7	4,194.7
	Supplier	960.6	734.6	860.1	765.0	2,420.6
		2,067.1	2,405.8	3,694.6	4,959.7	6,615.3
	LTD - net of current portion					
	Bank	4,240.6	7,779.2	13,919.9	14,824.3	14,824.4
	Supplier	741.3	963.3	1,332.8	1,471.5	1,500.3
	Corporate Notes	-	-	1,085.0	1,085.0	1,085.0
		4,981.9	8,742.5	16,337.7	17,380.8	17,409.7
	Senior Notes due in 2009	10,166.9	10,996.9	10,861.6	11,534.2	11,534.2

Globe Telecom, Inc.
Aging of Accounts Receivable
As of June 30, 2001
In Thousand Pesos

	Parent Company	Consolidated
Current	1,646,535	1,781,797
More than 90 days past due	176,134	187,753
More than 120 days past due	343,921	351,318
More than 150 days past due	193,239	198,042
More than 180 days past due	404,729	2,701,609
Sub Total – Trade Receivables	2,764,558	5,220,519
Traffic Settlement receivables	6,809,072	7,067,064
Other receivables	441,903	556,110
Total Receivables	10,015,533	12,843,693
Less Allowance for doubtful debts	(1,599,744)	(3,809,138)
Receivable – net	8,415,789	9,034,555

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Globe Telecom, Inc.

By: ______________________
Name: Delfin C. Gonzalez, Jr.
Title: Senior Vice President – Chief Financial Officer

Date: March 11, 2002